

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 16, 2006

Ms. Janet F. Clark
Senior Vice President and Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056-2723

    Re: **Marathon Oil Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 6, 2006
        Supplemental Responses filed on June 2, 2006, July 14, 2006 and
        August 31, 2006
        File No. 001-05153

Dear Ms. Clark:

   We have reviewed your supplemental responses and Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K as of December 31, 2005

1.   Attachment A in your July 14, 2006 response 6 presented a draft of your proposed disclosure for year-end 2006. We believe this disclosure should address additional items:

a) SPE standards allow reserve auditors to accept, generally without independent verification, company-furnished information regarding ownership, production, historical operating and development costs, product prices, licenses and agreements relating to operations and sales of production;

b) Since only a portion – between 14% and 35% - of your reserves have been examined each year, the phrase "in the aggregate" does not appear to be applicable to all Marathon's proved reserves for a given year;

c) SEC proved reserve criteria – e.g. Rule 4-10(a)(2), (3) and (4) of Regulation S-X, Financial Accounting Standard 69 - are not specifically referenced by the SPE's audit guide;

d) "generally accepted petroleum engineering and evaluation practices" are not specifically identified or compiled. Please discuss those practices utilized by your corporate reserves group and reserves auditor.

Of course, you may discuss any of these items where your arrangements with your auditor differ from those prescribed by the SPE.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Shannon Buskirk at (202) 551-3717 or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director